

June 27, 2011

Via Facsimile
Ms. Shawn R. Hagel
Chief Financial Officer
Precision Castparts Corp.
4650 S.W. Macadam Ave., Suite 400
Portland, OR 97239

>   **Re:**   **Precision Castparts Corp.**
>   **Form 10-K for the Fiscal Year Ended April 3, 2011**
>   **Filed June 2, 2011**
>   **File No. 1-10348**

Dear Ms. Hagel:

        We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended April 3, 2011

Financial Statements

Note 22 - Condensed Consolidating Financial Information, page 70

1.   We note your disclosure that the guarantor subsidiaries are "100% owned, directly or indirectly, by the Company within the meaning of Rule 3-10(h)(1) of Regulation S-X". However, we also note that the guarantor subsidiaries columns within the condensed consolidating financial information indicate that the guarantor subsidiaries have or had non-controlling interests. Please explain to us what the non-controlling interests

Ms. Shawn R. Hagel
Precision Castparts Corp.
June 27, 2011
Page 2

     represent and, given such interests, please explain to us how and why you believe your current disclosures are adequate and fully comply with Rule 3-10 of Regulation S-X.

Closing Comments

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

          Sincerely,

          /s/ W. John Cash

          W. John Cash
          Branch Chief